Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2015	2014	2013	2012	2011

Earnings (a)
Earnings from continuing operations before income taxes	$18,507	$27,820	$27,052	$22,267	$28,071
Add: Fixed charges	867	674	489	435	349
Add: Cash distributions from equity method investments	1	54	71	74	14
Subtract: Income (loss) from equity method investments	(78)	(152)	(99)	27	110

Total Earnings	$19,453	$28,700	$27,711	$22,749	$28,324

Fixed Charges (b)
Interest expense	$756	$577	$394	$345	$264
Capitalized debt related expenses	25	20	35	35	31
Interest component of rental expense	86	77	60	55	54

Total Fixed Charges	$867	$674	$489	$435	$349

Ratio of Earnings to Fixed Charges	22	43	57	52	81

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.